SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    Form 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) FOR THE FISCAL YEAR ENDED
     DECEMBER 31, 1998 or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________________ to __________________

                           Commission File No. 1-5519

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CDI CORPORATION 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    CDI CORP.

                          1717 Arch Street, 35th Floor

                      Philadelphia, Pennsylvania 19103-2768

                           Independent Auditors Report


The Savings Plan Committee
CDI Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the
Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis
and are  not a  required  part  of the  basic financial   statements
but  are  supplementary   information  required  by  the Department of
Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for the plan benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ KPMG LLP
                                            --------------------------
June 18, 1999                                   KPMG LLP

CDI CORPORATION 401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits, including Fund
Information

December 31, 1998


                                Guaranteed   CDI Corp.    Fidelity     Fidelity    George       Janus       Asset
                                  Income      Stock       Advisors      G & I      Putnam     Worldwide  Allocation
                        Cash       Fund       Fund          Fund        Fund        Fund        Fund        Fund
-------------------------------------------------------------------------------------------------------------------

Assets:
  Cash               $ 12,206            -           -            -           -           -           -           -
  Investments               -   29,934,026   1,943,158   25,725,281   3,505,728   8,649,269   2,266,134   4,283,212
  Contribution
   Receivable               -      109,429      13,507      151,977      30,913      55,555      20,242      11,850
-------------------------------------------------------------------------------------------------------------------

Net assets
  available for
  plan benefits      $ 12,206   30,043,455   1,956,665   25,877,258   3,536,641   8,704,824   2,286,376   4,295,062
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


CDI CORPORATION 401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits, including Fund Information, Continued

December 31, 1998


                          Capital     Intl.    Putnam       S&P        Putnam
                          Apprec.    Growth   Investors     Index      Voyager   Oppenheimer    Loan
                           Fund       Fund      Fund        Fund        Fund         Fund       Fund       Total
-------------------------------------------------------------------------------------------------------------------

Assets:
  Cash                $          -        -           -           -           -           -          -       12,206
  Investments            9,127,162  134,288  12,095,158  12,321,825   51,187,708  13,578,469  4,079,467  178,830,885
  Contribution
    Receivable              31,251    2,084      81,174      36,710      232,520      93,825          -      871,037
--------------------------------------------------------------------------------------------------------------------
 Net assets
   available
   for plan
   benefits           $  9,158,413  136,372  12,176,332  12,358,535   51,420,228  13,672,294  4,079,467  179,714,128
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


CDI CORPORATION 401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits, including Fund
Information

December 31, 1997


                        Stable       AIM      American   Fidelity   American
                         Value     Constell.  Balanced   Advisors    Growth   Oppenheimer   Pioneer    Loan
                       Portfolio     Fund       Fund       Fund       Fund       Fund        Fund      Fund      Total
------------------------------------------------------------------------------------------------------------------------

Assets:
  Investments         $ 3,728,363  3,728,298  2,228,394  4,367,580  1,834,440  3,236,710  2,762,306  450,412  22,336,503
  Contribution
    receivable             25,984     48,226     20,825     47,550     24,958     28,051     30,117        -     225,711
  Due from (to)
    other plans                 -          -        162       (452)         -     (4,004)         -        -      (4,294)
-------------------------------------------------------------------------------------------------------------------------

Net assets available
  for plan benefits   $ 3,754,347  3,776,524  2,249,381  4,414,678  1,859,398  3,260,757  2,792,423  450,412   22,557,920
=========================================================================================================================

See accompanying notes to financial statements.


CDI CORPORATION 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits, including Fund Information

Year ended December 31, 1998


                                         Stable     AIM       American    American              Guaranteed   CDI Corp.
                                          Value   Constell.   Balanced     Growth     Pioneer     Income       Stock
                                 Cash   Portfolio   Fund        Fund        Fund       Fund        Fund        Fund
-------------------------------------------------------------------------------------------------------------------------

Additions:
  Investment income         $      -       3,294       8,198       2,802       3,595       3,938      311,229      1,376
  Net realized and
    unrealized appreciation
    (depreciation)                 -     150,360    (166,515)     45,848      57,817    (390,284)     122,435   (223,874)
  Loan activity, net               -        (244)     (8,200)    (14,150)    (15,027)     10,370       10,452      4,931
  Contributions:
     Employee                  1,452     200,407     465,772     217,681     230,696     302,838    2,096,652    132,712
     Employer                      -           -       1,500           -           -       2,500       68,327      5,911
-------------------------------------------------------------------------------------------------------------------------
     Total                     1,452     353,817     300,755     252,181     277,081     (70,638)   2,609,095    (78,944)
-------------------------------------------------------------------------------------------------------------------------
Deductions:
  Withdrawals
    to participants                -     858,720     310,778     148,169     165,983     129,056      335,994      9,376

Interfund transfers           10,754     377,506    (294,638)    (76,217)    130,514    (440,687)     748,864    356,588
Transfers (to) from
  affiliated plans                 -     (38,947)     45,827     (30,304)    (17,035)    (29,790)           -          -
Transfers from
  merged plans                     -  (3,588,003) (3,517,690) (2,246,872) (2,083,975) (2,122,252)  27,021,490  1,688,397
-------------------------------------------------------------------------------------------------------------------------
     Net increase (decrease)  12,206  (3,754,347) (3,776.524) (2,249,381) (1,859,398) (2,792,423)  30,043,455  1,956,665

Net assets available for
  plan benefits:
    Beginning of year              -   3,754,347   3,776,524   2,249,381   1,859,398   2,792,423            -          -
-------------------------------------------------------------------------------------------------------------------------
    End of year             $ 12,206           -           -           -           -           -   30,043,455  1,956,665
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


CDI CORPORATION 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits, including Fund Information

Year ended December 31, 1998


                                  Fidelity    Fidelity      Janus                   George       Asset        Capital
                                  Advisors     G & I      Worldwide   Oppenheimer   Putnam     Allocation   Appreciation
                                    Fund       Fund         Fund         Fund        Fund         Fund          Fund
------------------------------------------------------------------------------------------------------------------------

Additions:
  Investment income            $  1,017,466      47,115       9,798      794,668     619,346      84,331     258,878
  Net realized and
    unrealized appreciation
      (depreciation)              3,488,586     343,795     315,213      610,691     192,577     546,840   1,516,352
  Loan activity, net                (40,790)     (3,164)      2,236      (19,473)      2,282      (2,066)      9,286
  Contributions:
     Employee                     1,835,735     259,315     118,630    1,250,245     420,242     151,130     274,937
     Employer                        83,709      10,005       8,698       49,306      29,232       4,781      12,857
------------------------------------------------------------------------------------------------------------------------
       Total                      6,384,706     657,066     454,575    2,685,437   1,263,679     785,016   2,072,310
------------------------------------------------------------------------------------------------------------------------
Deductions:
  Withdrawals
    to participants                 587,980       1,045      11,084      428,072      62,938      62,460     202,034

Interfund transfers                (111,255)  1,314,593     804,445     (984,936)   (319,626)     91,329    (131,131)
Transfers (to) from
  affiliated plans                    9,881           -           -      (45,881)          -           -           -
Transfers from
  merged plans                   15,767,228   1,566,027   1,038,440    9,184,989   7,823,709   3,481,177   7,419,268
------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)   21,462,580   3,536,641   2,286,376   10,411,537   8,704,824   4,295,062   9,158,413

Net assets available for
  plan benefits:
    Beginning of year             4,414,678           -           -    3,260,757           -           -           -
------------------------------------------------------------------------------------------------------------------------
    End of year                $ 25,877,258   3,536,641   2,286,376   13,672,294   8,704,824   4,295,062   9,158,413
------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


CDI CORPORATION 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits, including Fund Information

Year ended December 31, 1998


                                     Intl.      Putnam        S&P        Putnam
                                    Growth     Investors      Index      Voyager       Loan
                                     Fund        Fund         Fund        Fund         Fund        Total
------------------------------------------------------------------------------------------------------------

Additions:
  Investment income              $   2,286      310,273        2,370    3,392,158           -     6,873,121
  Net realized and
    unrealized appreciation
      (depreciation)                 3,217    2,467,834    2,288,395    9,479,521           -    20,848,808
  Loan activity, net                    82      (13,374)      (5,697)     (21,878)    104,424             -
  Contributions:
     Employee                       11,015      586,559      284,742    1,793,944           -    10,634,704
     Employer                          758       44,610       12,492      125,669           -       460,355
------------------------------------------------------------------------------------------------------------
       Total                        17,358    3,395,902    2,582,302   14,769,414     104,424    38,816,988
------------------------------------------------------------------------------------------------------------
Deductions:
  Withdrawals
    to participants                      -      174,300       77,199      760,999      31,836     4,358,023

Interfund transfers                119,014      103,964      929.777   (2,628,858)          -             -
Transfers (to) from
  affiliated plans                       -                         -            -           -      (106,249)
Transfers from
  merged plans                           -    8,850,766    8,923,655   40,040,671   3,556,467   122,803,492
------------------------------------------------------------------------------------------------------------
       Net increase (decrease)     136,372   12,176,332   12,358,535   51,420,228   3,629,055   157,156,208

Net assets available for
  plan benefits:
    Beginning of year                    -            -            -            -     450,412    22,557,920
------------------------------------------------------------------------------------------------------------
    End of year                  $ 136,372   12,176,332   12,358,535   51,420,228   4,079,467   179,714,128
------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


CDI CORPORATION 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits, including Fund Information

Year ended December 31, 1997


                         Stable       AIM        American  Fidelity   American
                          Value   Constellation  Balanced  Advisors   Growth   Oppenheimer   Pioneer   Loan
                        Portfolio     Fund       Fund       Fund       Fund       Fund       Fund      Fund      Total
-------------------------------------------------------------------------------------------------------------------------

Additions:

Investment income    $    17,125    276,141     265,869    275,499    198,030    111,013    290,603    53,338   1,487,618
Net realized and
  unrealized
  appreciation           204,559    210,094     158,020    556,881    152,209    315,062     47,167         -   1,643,992
Loan activity, net       (49,153)   (26,707)       (512)     9,885     (4,494)     6,468      7,404    57,109           -
  Contributions:
    Employee             427,849    781,961     287,540    687,895    313,922    433,230    487,900         -   3,420,297
    Employer              20,730     37,167      16,474     36,577     19,822     22,438     23,588         -     176,796
-------------------------------------------------------------------------------------------------------------------------

Total additions          621,110  1,278,656     727,391  1,566,737    679,489    888,211    856,662   110,447   6,728,703
-------------------------------------------------------------------------------------------------------------------------


Deductions:
  Withdrawals to
    participants       1,317,455    422,873    213,426    376,590    257,521    335,336    274,354    44,805   3,242,360

Interfund transfers     (893,144)     4,062    142,705    309,241    108,765    330,595     (2,224)        -           -
Transfers (to) from
  affiliated plans    (3,754,855)(3,600,774)(1,622,366)(3,305,549)(1,396,279)(2,568,964)(1,653,650) (819,138)(18,721,575)
Transfers from
  merged plans            52,190    260,845     47,153    267,370    124,110    267,165    543,411    52,501   1,614,745
-------------------------------------------------------------------------------------------------------------------------

Net decrease          (5,292,154)(2,480,084)  (918,543)(1,538,791)  (741,436)(1,418,329)  (530,155) (700,995)(13,620,487)

Net assets
  available for
  plan beneifts:

  Beginning of year    9,046,501  6,256,608  3,167,924  5,953,469  2,600,834  4,679,086  3,322,578 1,151,407  36,178,407
-------------------------------------------------------------------------------------------------------------------------

  End of year        $ 3,754,347  3,776,524  2,249,381  4,414,678  1,859,398  3,260,757  2,792,423   450,412  22,557,920
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


                       CDI CORPORATION 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(1)   Description of Plan

      The following description of the CDI Corporation 401(k)
      Savings Plan (the Plan) provides only general information.
      Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)  Eligibility

           The Plan is for the benefit of all employees of CDI Corporation and those subsidiaries designated a Participating Employer (the Company). Employees are eligible to participate on the first day of the month following their date of hire. The Plan, adopted
           May 1, 1985, was Amended and Restated on October 1, 1998, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code.

      (b)  Plan Mergers

           Effective October 1, 1998, participants in the CDI Corporation Retirement Savings Plan for Non-Staff Employees and the Modern Engineering, Inc. Retirement Savings Plan (the "merged plans") were merged with the Employee Savings Plan of CDI Corporation. The surviving plan was renamed the CDI Corporation 401(k) Savings Plan. The assets of the CDI Corporation Retirement Savings Plan for Non-Staff Employees and the Modern Engineering, Inc. Retirement Savings Plan were merged into the Plan in October 1998. The terms of the plan eligibility requirements under the merged plans were replaced in favor of those outlined in the provisions of the CDI Corporation 401(k) Savings Plan. The provisions for Company contributions under the merged plans remained the same as they were prior to the merger into the Plan. The transfer of assets from the investment options under the merged plans to the options under the Plan are included in transfers from merged plans in the Statement of Changes in Net Assets Available for Plan Benefits.

                       CDI CORPORATION 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

      (c)  Contributions

           Eligible employees may make voluntary, tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the Internal Revenue Code. Each Participating Employer may, at the discretion of its board of directors, make matching contributions, which are added to the employee's elective contributions. The employer matching contributions are subject to limitations established by the Internal Revenue Code and provisions of the Plan. Contributions are invested as directed by the employee and maintained in separate accounts for each participant.

      (d)  Investment Income

           Interest and dividends earned by each of the investment funds are reinvested in the same funds. Such amounts are credited to the participants' accounts based on the terms of the Plan.

      (e)  Vesting

           A participant is vested in 100% of his or her elective deferral accounts at all times, including the employer contributions (except for employees of Modern Engineering, Inc.) Modern employees must be credited with four years of service to be fully vested in their employer's contribution.

      (f)  Distributions

           The Plan provides for distribution of the total vested amount in the participants' accounts upon termination of employment, retirement, attainment of age 59 1/2, permanent disability, or death.

                       CDI CORPORATION 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

      (g)  Withdrawals

           Participants can withdraw up to 100% of their deferred contributions in the event of a monetary hardship as interpreted in accordance with the applicable Internal
           Revenue regulations.

                       CDI CORPORATION 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

      (h)  Loans

           Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts in the Stubbs, Overbeck and Associates account, and amounts invested in the CDI Corp. Stock Fund. The loan amount must be a minimum of $500 and may not exceed one-half of the participant's vested account balance (or $50,000, reduced by the participant's highest outstanding loan balance during the previous year, if lower). Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent, and generally require repayment within five years.

(2)   Summary of Significant Accounting Policies

      (a)  Basis of Presentation

           The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

      (b)  Cash

           Cash represents amounts contributed to the plan that have not been transferred to the participant's designated investment vehicle. These funds are held in an interest-bearing checking account.

      (c)  Investments

           Mutual funds are valued at quoted net share values that are based on the underlying market value of the investments. CDI Corp. common stock is valued at quoted market price. Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses.
           Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

                       CDI CORPORATION 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

      (d)  Administrative Expenses

           Those administrative expenses incurred in the operation of the Plan that are paid by the Company are not reflected in the accompanying financial statements. Any such expenses borne by the Participants are taken into account in determining Net Assets Available for Plan Benefits.

      (e)  Use of Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3)   Investment Options

      Participants may invest in the following as of December 31, 1998:

      Guaranteed Income Fund

      This stable value investment seeks to offer stability while maximizing current income and providing book value liquidity.

      CDI Corp. Stock Fund

      This fund invests exclusively in shares of CDI Corp. common stock for those investors who want to share in the potential growth of the company.

      Fidelity Advisors Fund

      This fund seeks capital growth by investing primarily in common stocks of companies that are believed to have long-term growth potential. Although the fund invests primarily in common stocks, it has the ability to purchase other securities, such as preferred stocks and bonds.

                       CDI CORPORATION 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

      Fidelity Growth & Income Fund

      This fund seeks to provide high total return through a combination of current income and capital appreciation. It invests primarily in U.S. and foreign securities of companies that pay current dividends and offer the potential for increased earnings. It may also invest in bonds.

      George Putnam Fund

      This fund seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds.

      Janus Worldwide Fund

      This fund seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic companies. The fund is permitted to invest in companies on a worldwide basis, regardless of country of organization or place of principal business activity.

      Asset Allocation Fund

      This fund seeks total return. The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to help reduce overall risk.

      Capital Appreciation Fund

      This fund seeks capital appreciation by investing mainly in stocks from a variety of industries and sectors that have the potential for above-average growth.

                       CDI CORPORATION 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

      International Growth Fund

      This fund seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.

      Putnam Investors Fund

      This fund seeks long-term growth of capital by investing primarily in blue-chip stocks - those of large, well-established companies - selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

      S&P Index Fund

      This fund is for investors seeking a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

      Putnam Voyager Fund

      This fund seeks capital appreciation by investing primarily in a combination of stocks of small companies expected to grow over time as well as in stocks of larger, more established corporations.

      Oppenheimer Fund

      This fund seeks growth of capital over time through investments in a diversified portfolio of common stocks, bonds, and cash equivalents, the proportions of which will vary based upon management's assessment of the relative value of each investment under prevailing market conditions.

                       CDI CORPORATION 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(4)   Investments

      The following investments represent five percent or more of the Plan's net assets as of December 31, 1998 and 1997:

                                          1998          1997
                                       -----------   ----------
      Stable Value Portfolio         $           -    3,728,363
      Guaranteed Income Fund            29,934,026            -
      AIM Constellation Fund                     -    3,728,298
      American Balanced Fund                     -    2,228,394
      Fidelity Advisors Fund            25,725,281    4,367,580
      American Growth Fund                       -    1,834,440
      Oppenheimer Fund                  13,578,469    3,236,710
      Pioneer Fund                               -    2,762,306
      Capital Appreciation Fund          9,127,162            -
      Putnam Investors Fund             12,095,158            -
      S&P Index Fund                    12,321,825            -
      Putnam Voyager Fund               51,187,708            -

(5)   Federal Income Taxes

      The Internal Revenue Service has issued a letter of determination dated February 2, 1996 that the Plan is a qualified plan under Section 501(a) of the Internal Revenue Code and is, therefore, exempt from federal income taxes.
      The plan administrator believes that the Plan is currently in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan is qualified and tax exempt.

(6)   Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                       CDI CORPORATION 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(7)   Change in Administration of the Plan

      Effective October 1, 1998, Putnam Investments took over the record keeping responsibilities of the Plan from Buck Consultants and Fidelity Investments. In October 1998, Putnam Fiduciary Trust Company was hired to function as trustee of the Plan. Prior to this, Riggs Bank N.A. and Fidelity Investments had acted in the capacity of trustee of the Plan and the merged plans.

                                                            Schedule 1

                    CDI CORPORATION 401(k) SAVINGS PLAN

        Item 27(a) - Schedule of Assets Held for Investment Purposes

                           December 31, 1998

    Identity of Issue        Description        Cost       Fair Value
__________________________   ___________    ____________   ___________

Guaranteed Income Fund       Mutual Fund    $ 29,795,059    29,934,026
CDI Corp. Stock Fund         Stock Fund        2,176,260     1,943,158
Fidelity Advisors Fund       Mutual Fund      22,507,949    25,725,281
Fidelity Growth &
  Income Fund                Mutual Fund       3,174,411     3,505,728
George Putnam Fund           Mutual Fund       8,463,375     8,649,269
Janus Worldwide Fund         Mutual Fund       1,962,554     2,266,134
Asset Allocation Fund        Mutual Fund       3,754,550     4,283,212
Capital Appreciation Fund    Mutual Fund       7,708,144     9,127,162
International Growth Fund    Mutual Fund         131,213       134,288
Putnam Investors Fund        Mutual Fund       9,747,775    12,095,158
S&P Index Fund               Mutual Fund      10,104,365    12,321,825
Putnam Voyager Fund          Mutual Fund      42,303,377    51,187,708
Oppenheimer Fund             Mutual Fund      12,882,334    13,578,469
Loan Fund                                      4,079,467     4,079,467
                                            ____________   ___________
Total                                       $158,790,833   178,830,885
                                            ============   ===========

CDI Corporation 401(k) Savings Plan
Schedule of Reportable Transactions - Item 27(d) (Schedule 2)
Year ended December 31, 1998


                                                           No. of    Cost of    No. of    Sales       Cost of     Realized
Identity of party involved       Description               purchases purchases   Sales   proceeds      sales     gain/(loss)


Stable Value Portfolio (A)       Mutual Fund                 200     897,305      152   4,773,918    4,459,141    314,777

Stable Value Portfolio (I)       Mutual Fund                   -           -        1   3,588,003    3,363,831    224,172

AIM Constellation Fund (A)       Mutual Fund                 169     724,023      172   4,285,854    4,436,140   (150,286)

AIM Constellation Fund (I)       Mutual Fund                   -           -        1   3,517,690    3,717,783   (200,093)

American Balanced Fund (A)       Mutual Fund                 132     420,477      107   2,621,884    2,552,931     68,953

American Balanced Fund (I)       Mutual Fund                   -           -        1   2,246,872    2,203,466     43,406

American Growth Fund (A)         Mutual Fund                 158     574,098      133   2,466,782    2,289,792    176,990

American Growth Fund (I)         Mutual Fund                   -           -        1   2,083,975    1,981,005    102,970

Pioneer Fund (A)                 Mutual Fund                  51     156,136       66   2,626,541    3,044,479   (417,938)

Pioneer Fund (I)                 Mutual Fund                   -           -        1   2,122,252    2,548,768   (426,516)

Guaranteed Income Fund (A)       Mutual Fund                  77  31,324,893       45   1,513,333    1,511,409      1,924

Guaranteed Income Fund (I)       Mutual Fund                   1   3,588,003        -           -            -          -
                                                               1  11,342,350        -           -            -          -
                                                               1  12,091,137        -           -            -          -

CDI Corp. Stock Fund (A)         Stock Fund                   51   2,285,011       23     117,979      127,206     (9,227)

CDI Corp. Stock Fund (I)         Stock Fund                    1   1,688,397        -           -            -          -

Fidelity Advisors Fund (A)       Mutual Fund                 288  20,204,305      193   7,482,210    6,812,669    669,541

Fidelity Advisors Fund (I)       Mutual Fund                   1  15,767,228        1   5,168,674    4,846,366    322,308

Fidelity G&I Fund (A)            Mutual Fund                  62   3,320,625       22     158,692      146,214     12,478

Fidelity G &I Fund (I)           Mutual Fund                   1   1,566,027        -           -            -          -

Janus Worldwide Fund (A)         Mutual Fund                  58   2,063,471       19     112,519      100,886     11,633

Janus Worldwide Fund (I)         Mutual Fund                   1   1,038,440        -           -            -          -

Oppenheimer Fund (A)             Mutual Fund                 238  11,680,409      197   5,072,766    4,780,247    292,519

Oppenheimer Fund (I)             Mutual Fund                   1   9,184,989        1   3,123,079    3,048,554     74,525

George Putnam Fund(A)            Mutual Fund                  48   9,046,474       40     589,782      583,099      6,683

George Putnam Fund (I)           Mutual Fund                   1   2,246,872        -           -            -          -
                                                               1   5,576,837        -           -            -          -

Asset Allocation Fund (A)        Mutual Fund                  51   3,917,480       30     181,108      162,930     18,178

Asset Allocation Fund (I)        Mutual Fund                   1   3,481,177        -           -            -          -

Capital Appreciation Fund (A)    Mutual Fund                  55   8,362,911       36     752,101      654,767     97,334

Capital Appreciation Fund (I)    Mutual Fund                   1   7,419,268        -           -            -          -

Putnam Investors Fund (A)        Mutual Fund                  60  10,003,223       42     775,900      655,449    120,451

Putnam Investors Fund (I)        Mutual Fund                   1   2,083,973        -           -            -          -
                                                               1   6,766,791        -           -            -          -

S&P Index Fund (A)               Mutual Fund                  62  10,496,760       35     463,331      392,396     70,935

S&P Index Fund (I)               Mutual Fund                   1   8,923,655        -           -            -          -

Putnam Voyager Fund (A)          Mutual Fund                  72  45,427,802       51   3,719,616    3,124,426    595,190

Putnam Voyager Fund (I)          Mutual Fund                   1   5,639,942        -           -            -          -
                                                               1  17,488,141        -           -            -          -
                                                               1  16,912,587        -           -            -          -


(A) These represent the aggregate amount of transactions which individually do not qualify as a reportable transaction as well as those qualifying as reportable transactions

(I)  These represent individual reportable transactions.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   CDI CORPORATION 401(K) SAVINGS PLAN

Date:  June 29, 1999               By:/s/ JOSEPH R. SEIDERS
                                      --------------------------------
                                         Joseph R. Seiders
                                         Member, Savings Plan Committee

                         INDEX TO EXHIBITS

Number                       Exhibit                               Page
------        -------------------------------------------        ------
  23                Consent of Independent Auditors                 23